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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended





                              The Energy Group PLC
                                 117 Piccadilly
                             London W1V 9FJ, England
                             -----------------------
                        (Name of foreign utility company)





                             Texas Utilities Company
                    -----------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                  March 2, 1998


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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that The Energy Group PLC ("TEG") is, and on behalf of TEG claims status for TEG as, a foreign utility company ("FUCO") within the meaning of
Section 33 of the Act. The Company, through a wholly-owned subsidiary company (other than the Company's existing domestic public utility companies), intends to acquire an interest in TEG.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is The Energy Group PLC, a public limited company incorporated in England and Wales, the business address of which is 117 Piccadilly, London W1V 9FJ, England. The Energy Group PLC ("TEG"), through its subsidiary Eastern Group PLC and its subsidiaries, owns and operates facilities for the generation and distribution of electricity in the United Kingdom. TEG owns, operates, or has interests in eight generating stations with about 5,900 MW of coal-fired capacity and about 800 MW of combined-cycle gas capacity, making it the fourth largest generator of electricity in the United Kingdom. The coal-fired generating stations are West Burton, Rugeley B, Drakelow C, Ironbridge, and High Marnham, with respective capacities of 2,012 MW, 1,046 MW, 976 MW, 970 MW, and 945 MW. The combined cycle gas stations known as Peterborough and King's Lynn have registered capacities of 405 MW and 380 MW, respectively, with respective installed capacities of 360MW and 340 MW. TEG holds an approximately 13.5 percent interest in the Barking combined cycle gas station, which has a registered generating capacity of 1,000 MW.

         TEG's subsidiary, Eastern Electricity PLC ("Eastern") is the largest supplier and distributor of electricity in England and Wales, with over three million customers in a franchised area covering about 20,300 square kilometers. Eastern distributes electricity through a network of approximately 88,000 kilometers of lines and cable that operate predominantly at or below 132kV. Approximately 35,500 kilometers of that network consists of overhead lines, while 52,500 kilometers are underground cable facilities. Numerous transformers and switch gear are also part of the network.

         TEG has acquired a controlling interest (83.2 percent) in Teplarny Brno, an energy company that owns plants in the Czech Republic with a generating capacity of approximately 1,204 MW of energy in the form of steam and hot water that is distributed through approximately 169 kilometers of pipe. Additionally, Teplarny Brno has electricity generating capacity of approximately 97MW.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR THE ENERGY CROUP PLC. - PAGE 2

         TEG owns 49 percent of Zamosc Energy Company, a joint venture with the Polish regional distribution company Zaklod Energetyczny Zomosc SA, with rights to develop three 70MW electric cogeneration facilities in Chelm, Zamosc, and Przemysl, Poland.

         TEG is the second largest supplier of natural gas in the United Kingdom, serving about 500,000 customers. It also owns a small amount of upstream gas production assets and a thirty percent interest in a North Sea pipeline project.

         UBS UK Holding Limited ("UBS") has reported that, at the close of business on February 18, 1998, it held 44,962,840 of the ordinary shares of TEG, representing an aggregate interest of 8.632% of TEG. UBS reported that it is treated as holding such interest because two of its subsidiaries, UBS Limited and PDFM Limited, held interests in TEG of 28,544,609 ordinary shares (5.480%) and 16,418,231 ordinary shares (3.152%), respectively. The Company does not know of any other person that owns directly or indirectly five percent or more of any class of voting securities of TEG.

ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         If TEG becomes a subsidiary company of the Company, the domestic associate public-utility companies of TEG will be Texas Utilities Electric Company ("TU Electric"), Southwestern Electric Service Company ("SESCO"), and Lone Star Gas Company ("LSG"). The only relationship among TU Electric, SESCO, LSG and TEG will be that their holding company is the Company. The Company indirectly owns all the outstanding voting stock of TU Electric, SESCO, and LSG, a division of ENSERCH Corporation. TU Electric will not pay any portion of the purchase price. SESCO will not pay any portion of the purchase price. LSG will not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         The Public Utility Commission of Texas certification letter dated February 11, 1998, and filed with the Commission on or about February 17, 1998, is incorporated herein by reference. A true and correct copy is attached hereto as Exhibit A-1. The Railroad Commission of Texas certification letter dated February 4, 1998, and filed with the Commission on or about February 17, 1998, is incorporated herein by reference. A true and correct copy is attached hereto as Exhibit A-2.


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR THE ENERGY CROUP PLC. - PAGE 3
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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         TEXAS UTILITIES COMPANY

                                By:      /s/ Peter B. Tinkham
                                         Peter B. Tinkham
                                         Secretary/Assistant Treasurer

Date:    March 2, 1998


NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR THE ENERGY CROUP PLC. - PAGE 4

                                   EXHIBIT A-1


[LOGO OF SEAL      [PUBLIC UTILTY COMMISSION OF TEXAS LETTERHEAD]
 OF TEXAS
APPEARS HERE]


                                February 11, 1998




Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

         Texas Utilities Electric Company (TU Electric) and Southwestern Electric Service Company (SESCO), subsidiaries of Texas Utilities Company (TXU), a Texas Corporation, have advised this Commission that TXU is considering acquisition by a wholly-owned subsidiary company (other than TU Electric or SESCO) of The Energy Group PLC, a foreign utility company (FUCO) as defined in
Section 33(a)(3) of the 1935 Act. In connection with such acquisition, TU Electric and SESCO have requested that the Public Utility Commission of Texas (the Commission) provide to you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C 79 et. seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

         As the State Commission having jurisdiction over the retail electric rates of TXU's public utility subsidiaries, TU Electric and SESCO, please be advised that this Commission:

         (i) has the authority and resources to protect the ratepayers of TU Electric and SESCO; and

         (ii) intends to exercise such authority.

                                  - continued -

Mr. Jonathan G. Katz
Securities and Exchange Commission
February 11, 1998
Page 2


         This certification applies only to the potential investment in The Energy Group PLC.



                                         Sincerely,

                                         PUBLIC UTILITY COMMISSION OF TEXAS


                                         /s/ Pat Wood, III
                                         Pat Wood, III, Chairman


                                         /s/ Judy Walsh
                                         Judy Walsh, Commissioner



cc:      Office of Public Utility Regulation
         Securities and Exchange Commission




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                                   EXHIBIT A-2

                            [LOGO OF SEAL OF TEXAS]


                    [RAILROAD COMMISSION OF TEXAS LETTERHEAD]

                              GAS SERVICES DIVISION



February 4, 1998

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Katz,

         Texas Utilities Company ("Texas Utilities") has advised the Railroad Commission of Texas ("Commission") that a subsidiary of Texas Utilities is considering acquisition of The Energy Group PLC, a foreign utility company operating in England and Wales. In connection with such activities, Texas Utilities has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.).

         As the State Commission having jurisdiction over the wholesale and retail gas rates of Texas Utilities and its subsidiaries, the Commission hereby certifies that it:
                  i.)    has the authority and resources to protect the
                         ratepayers of Texas Utilities and its subsidiaries
                         subject to Commission jurisdiction, and
                  ii.)   intends to exercise such authority.

         This certification is intended to be applicable with respect to the above described transaction and such other foreign utility company ventures in which Texas Utilities or its subsidiaries may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. Texas Utilities has represented that it will timely inform this Commission of any efforts by it or its subsidiaries to seek ownership interest in other foreign utility companies.

Sincerely,

/s/ R.L. Kitchens
---------------------------------------------
Ronald L. Kitchens
Director, Gas Services Division
On behalf of the Railroad Commission of Texas

cc:   Office of Public Utility Regulation
      Securities and Exchange Commission
      450 Fifth Street, NW
      Washington, D.C. 20549